Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 4, 2009

PRICING SUPPLEMENT NO. 2009-MTNDD419 DATED                     , 2009

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Callable Leveraged CMS Spread Principal Protected Notes

Due 2024

$1,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■

If not previously called by us, the notes have a maturity of approximately fifteen years and will mature on                     , 2024. At maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

■

The notes are not callable by us and will bear interest at the rate of approximately 11% to 12% (to be determined on the date on which the notes are priced for initial sale to the public, which we refer to as the pricing date) per annum for the period from and including                     , 2009 to but excluding                     , 2011.

■

Unless called by us, from and including                     , 2011 to but excluding the maturity date, the notes will bear interest during each quarterly interest period at the per annum rate determined on the second business day prior to the beginning of such quarterly interest period equal to the greater of (i) 6 times the difference between the 30-year Constant Maturity Swap Rate (“CMS30”) and the 2-year Constant Maturity Swap Rate (“CMS2”), which difference we refer to as the CMS Spread, subject to a maximum interest rate of 15% per annum for any interest period and (ii) the minimum interest rate of 0%.

■	Interest on the notes, if any, is payable quarterly on each February , May , August and November , beginning November , 2009 and ending on the maturity date.
■

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning approximately two years after the date of issuance of the notes, upon not less than ten calendar days’ notice. Following an exercise of our call right, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

■	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

	Per Note	Total
Public Offering Price	$1,000.00	$
Underwriting Discount	$25.00	$
Proceeds to Citigroup Funding Inc.	$975.00	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $25.00 for each $1,000.00 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets a concession of not more than $25.00 for each $1,000.00 note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $25.00 for each $1,000 note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about                     , 2009.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Callable Leveraged CMS Spread Principal Protected Notes are callable securities offered by Citigroup Funding and have a maturity of approximately fifteen years. The Notes are 100% principal protected if held to maturity or until the date when the notes are called, subject to the credit risk of Citigroup Inc.

From and including                 , 2009 to but excluding                 , 2011, the interest rate on the notes is fixed at a rate of approximately 11% to 12% (to be determined on the pricing date) per annum. Unless the notes are called by us, the per annum interest rate for any quarterly interest period within the period from and including                 , 2011 to but excluding                 , 2024, will equal the greater of (i) 6 times the difference between the 30-year Constant Maturity Swap Rate (“CMS30”) and the 2-year Constant Maturity Swap Rate (“CMS2”), which difference we refer to as the CMS Spread, subject to a maximum interest rate of 15% per annum for any interest period, and (ii) the minimum interest rate of 0%. During this later period (which begins approximately two years after the date of issuance of the notes), each of CMS30 and CMS2 will be as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the applicable interest determination date, which will be the second business day prior to the beginning of the applicable quarterly interest period. During this later period, the interest rate on the notes may equal but will not be less than zero. All payments on the notes are subject to the credit risk of Citigroup Inc.

The notes mature on                 , 2024. We may call the notes, in whole and not in part, for mandatory redemption on any quarterly interest payment date beginning approximately two years after the date of issuance upon not less than ten calendar days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest. The notes do not provide for any redemption at your option prior to maturity.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity or until the date when the notes are called, regardless of the value of the CMS Spread, subject to the credit risk of Citigroup Inc. Thus, you will not receive less than $1,000 per $1,000 principal amount of notes if you hold the notes to maturity or until the date when notes are called.

Will I Receive Interest on the Notes?

While the notes will earn a fixed rate of interest from issuance to but excluding                 , 2011, the interest payments on the notes from and including                 , 2011 to but excluding                 , 2024 will vary and may be zero. We expect to pay interest, if any, in cash quarterly on each February       , May       , August         and November       , beginning on November        , 2009 and ending on the maturity date. We refer to each of these quarterly payment dates as an interest payment date and each three-month period from and including an interest payment date to but excluding the next interest payment date, the maturity date or any earlier date upon which the notes are redeemed as an interest period.

The per annum interest rate for any quarterly interest period within the period from and including                 , 2009 to but excluding                 , 2011, will equal approximately 11% to 12% (to be determined on the pricing date) per annum. Unless the notes are called by us, the per annum interest rate for any quarterly interest period within the period from and including                 , 2011 to but excluding                 , 2024, will equal the greater of (i) 6 times the difference between CMS30 and CMS2 on the applicable interest determination date, subject to a maximum interest rate of 15% per annum for any interest period, and (ii) the minimum interest rate of 0%. For the interest periods beginning on or after                 , 2011, the interest rate will be reset on the second business day prior to the beginning of such quarterly interest period, which we refer to as the interest determination date. During each interest period, interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

If CMS30 is less than or equal to CMS2 on an applicable interest determination date, then no interest will accrue on the notes for the interest period to which that interest determination date relates. As a result, interest payments on the notes could be zero beginning                 , 2011. In addition, if the CMS Spread on any interest determination date results in interest accruing on the notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the notes will be called by us. If we call the notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Additionally, because the interest applicable to the notes cannot exceed 15% per annum, the amount of interest, if any, payable on the Notes for any interest period will not exceed $37.50 per Note even if the CMS Spread applicable to such interest period is greater than 2.50% (taking into account that the CMS Spread will be multiplied by 6 on the applicable interest determination date).

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to CMS30, CMS2, CMS Spread or another interest rate. You should understand how the interest rate calculations work before you invest in the notes. You can find more information in the section “Description of the Notes — Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on                     , 2024. At maturity, unless we have previously called your notes, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

What Will I Receive if Citigroup Funding Calls the Notes?

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning approximately two years after the date of issuance of the notes, upon not less than ten calendar days’ notice to holders of the notes in the manner described in the section “Description of the Notes — Call Right” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Call or Maturity?

You will receive 100% of the principal amount of your notes only if you hold the notes at call or maturity. If you choose to sell your notes before the notes are called or mature, you are not guaranteed and should not expect to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “— You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

Where Can I Find Examples of Hypothetical Interest Payments?

For examples setting forth hypothetical interest amounts payable over the term of the notes, see “Description of the Notes — Hypothetical Interest Payment Examples” in this pricing supplement.

Who Publishes CMS30 and CMS2 and What Do They Measure?

Constant maturity swap rates measure the market fixed coupon rate that is to be paid in exchange for a floating three-month-LIBOR-based rate for a specified period of time. Unless otherwise stated in this pricing supplement, CMS30 and CMS2 will equal the 30-year Constant Maturity Swap Rate and the 2-year Constant Maturity Swap Rate, each as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the applicable interest determination date (as described in the section “— Determination of the CMS Spread”).

What Has the CMS Spread Been Historically?

We have provided a table showing the historical quarterly high and low values of the CMS Spread since 2004. You can find this table in the section “Historical Data on the CMS Spread” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the CMS Spread in recent years. However, past performance is not indicative of how each of CMS30 and CMS2 will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical CMS Spread Is Not an Indication of the Future CMS Spread” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be       % per year, compounded quarterly. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (regardless of whether U.S. Holders receive more, less or no payments on the notes in tax years prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based in part on an assumed amount representing all amounts payable on the notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, a note. If, during any taxable year, you receive actual payments with respect to the Notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, you will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year, your taxable interest income in respect of the Notes may be more than, or less than, the cash that you receive. If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

Citigroup Inc. is allowed to “incorporate by reference” the information filed with or furnished to the Securities and Exchange Commission, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this pricing supplement, the accompanying prospectus supplement and prospectus. In addition to the documents incorporated by reference as described under “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus, Citigroup Inc. also incorporates by reference the Current Report on Form 8-K furnished on July 10, 2009.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products as calculation agent and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based on CMS30, CMS2 and the CMS Spread. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws including individual retirement accounts (which we call “Plans”), will be permitted to purchase or hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the relative values of CMS30 and CMS2, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

Because CMS30 and CMS2 are floating rates, the CMS Spread will fluctuate. Thus, beginning on                 , 2011, the amount of interest payable on the notes will vary and may be zero. If the CMS Spread is less than or equal to zero (i.e., if CMS30 is less than or equal to CMS2) on the second business day prior to the beginning of a quarterly interest period beginning on                 , 2011, you will not earn any interest during that interest period. Furthermore, unless the notes are called, the interest rate that is determined on the relevant interest determination date will apply to the entire interest period following such interest determination date even if the CMS Spread increases during that interest period.

The Interest Rate Applicable to the Notes Will be Subject to a Maximum Per Annum Rate

The interest rate applicable to the notes cannot exceed 15% per annum for any interest period. This maximum interest rate will limit the amount of interest you may be paid on the notes to a maximum of $37.50 per note per interest period. As a result, if the CMS Spread applicable to any interest period beginning on                 , 2011 is greater than 2.50% (taking into account that the CMS Spread will be multiplied by 6 on the applicable interest determination date), the notes will provide you less interest income than an investment in a similar instrument that is not subject to a maximum per annum interest rate.

No Principal Protection Unless You Hold the Notes to Maturity or Until the Date When the Notes Are Called

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or until the date when the notes are called. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity or the date when the notes are called, you may receive less than your initial investment.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the notes on any interest payment date beginning approximately two years after the date of issuance of the notes upon not less than ten calendar days’ notice. In the event that we call the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to and including the date when the notes are called. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

The Relative Values of CMS30 and CMS2 Will Affect Our Decision to Call the Notes

It is more likely we will call the notes prior to their maturity date if the CMS Spread results in interest accruing on the notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity. If we call the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

Unless called by us, from and including                 , 2011 to but excluding the maturity date, the notes will bear interest at the per annum rate equal to the greater of (i) 6 times the CMS Spread on the interest determination date applicable to such interest period, subject to a maximum interest rate of 15% per annum for any interest period and (ii) the minimum interest rate of 0%. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, the CMS Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The CMS Spread.    We expect that the market value of the notes at any time will depend on whether and to what degree, if any, CMS30 is greater than CMS2. In general, we expect that a decrease in the CMS Spread will cause a decrease in the market value of the notes because the interest, if any, payable on the notes is at times based on the CMS Spread. Conversely, in general, we expect that an increase in the CMS Spread will cause an increase in the market value of the notes. However, an increase in the CMS Spread may increase the likelihood of the notes being called.

CMS30, CMS2 and the economic relationship between the two will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of the CMS Spread.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the CMS Spread changes, the market value of the notes may change.

Call Right.    Our ability to call the notes prior to their maturity date is likely to limit their value. If we did not have the right to call the notes, their value could be significantly different.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the CMS Spread the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the CMS Spread during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon CMS30, CMS2 and the CMS Spread. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Additionally, due to the inclusion of commissions and projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

Credit Ratings, Financial Condition, and Results of Citigroup Funding and Citigroup Inc.    Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit rating, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Value of the CMS Spread Is Not an Indication of the Future Value of the CMS Spread

The historical value of the CMS Spread, which is included in this pricing supplement, should not be taken as an indication of the future value of the CMS Spread during the term of the notes. Changes in the relative values of CMS30 and CMS2 will affect the value of the CMS Spread and thus the trading price of the notes, but it is impossible to predict whether the relative values of CMS30 and CMS2 will rise or fall.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon CMS30, CMS2 and the CMS Spread. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publisher of CMS30 and CMS2

You will have no rights against the publisher of CMS30 and CMS2 even though the amount you receive on an interest payment date will depend upon the value of the CMS Spread. The publisher of CMS30 and CMS2 is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Callable Leveraged CMS Spread Principal Protected Notes (the “Notes”) are callable securities offered by Citigroup Funding and have a maturity of approximately fifteen years. The Notes are 100% principal protected if held to maturity or until the date when the notes are called, subject to the credit risk of Citigroup Inc.

From and including                 , 2009 to but excluding                 , 2011, the Notes may not be called by us and will pay interest at a rate of approximately 11% to 12% (to be determined on the Pricing Date) per annum. Unless called by us, from and including                 , 2011 to but excluding the maturity date, the interest rate on the Notes will be variable and will be reset quarterly based on the difference between a 30-year constant maturity swap rate and a 2-year constant maturity swap rate (as described in the section “— Interest”). All payments on the Notes are subject to the credit risk of Citigroup Inc.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $             (             Notes). The Notes will mature on                 , 2024. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

From and including                 , 2009 to but excluding                 , 2011, the Notes bear interest at the rate of 11% to 12% (to be determined on the Pricing Date) per annum.

The amount of any quarterly interest payment on the Notes from and including                 , 2011 to but excluding                 , 2024, will vary and may be zero. We expect to pay interest, if any, quarterly on each February       , May       , August        and November        of each year, beginning November       , 2009 and ending on the maturity date, each an Interest Payment Date. Each three-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date, the maturity date or any earlier date upon which the Notes are redeemed is an Interest Period. For Interest Periods beginning on or after                 , 2011, the interest rate will be reset on the second Business Day prior to the beginning of each such quarterly Interest

Period, which we refer to as an Interest Determination Date. During each Interest Period interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Unless called by us, from and including                 , 2011 to but excluding the maturity date, the Notes bear interest during each Interest Period at a per annum rate that will equal the greater of (i) 6 times the CMS Spread, subject to a maximum interest rate of 15% per annum for any Interest Period, and (ii) the minimum interest rate of 0%.

The CMS Spread equals the difference between the 30-year Constant Maturity Swap Rate (“CMS30”) and the 2-year Constant Maturity Swap Rate (“CMS2”), each as published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on the applicable Interest Determination Date.

If CMS30 is less than or equal to CMS2 on an Interest Determination Date, then no interest will accrue on the Notes for the Interest Period to which that Interest Determination Date relates. As a result, interest payments could be zero beginning                 , 2011. Additionally, because the interest applicable to the Notes cannot exceed 15% per annum, the amount of interest, if any, payable on the Notes for any Interest Period will not exceed $37.50 per Note even if the CMS Spread applicable to such Interest Period is greater than 2.50% (taking into account that the CMS Spread will be multiplied by 6 on the applicable Interest Determination Date). Furthermore, if the CMS Spread on any Interest Determination Date results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the Notes will be called by us. If we call the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Interest, if any, will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Payment at Maturity

The notes will mature on                 , 2024. At maturity, unless we have previously called your notes, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

Hypothetical Interest Payment Examples

The table below presents examples of hypothetical quarterly interest payments to be made for the period from                 , 2011 to                 , 2024 based on various CMS Spread values. The table and the following examples of hypothetical interest payment calculations are based on the following assumptions:

•	Principal amount: $1,000

•	Multiplier: 6

•	Maximum Interest Rate: 15%

Example	Hypothetical CMS Spread(1)	Hypothetical Interest Rate per annum(2)	Hypothetical Quarterly Interest Payment(3)
1	-1.60%	0.00%	$0.00
2	-1.40%	0.00%	$0.00
3	-1.20%	0.00%	$0.00
4	-1.00%	0.00%	$0.00
5	-0.80%	0.00%	$0.00
6	-0.60%	0.00%	$0.00
7	-0.40%	0.00%	$0.00
8	-0.20%	0.00%	$0.00
9	0.00%	0.00%	$0.00
10	0.20%	1.20%	$3.00
11	0.40%	2.40%	$6.00
12	0.60%	3.60%	$9.00
13	0.80%	4.80%	$12.00
14	1.00%	6.00%	$15.00
15	1.20%	7.20%	$18.00
16	1.40%	8.40%	$21.00
17	1.60%	9.60%	$24.00
18	1.80%	10.80%	$27.00
19	2.00%	12.00%	$30.00
20	2.20%	13.20%	$33.00
21	2.40%	14.40%	$36.00
22	2.60%	15.00%	$37.50
23	2.80%	15.00%	$37.50
24	3.00%	15.00%	$37.50
25	3.20%	15.00%	$37.50
26	3.40%	15.00%	$37.50
27	3.60%	15.00%	$37.50
28	3.80%	15.00%	$37.50
29	4.00%	15.00%	$37.50

(1)	Hypothetical CMS Spread (CMS30 – CMS2) on the second business day prior to the beginning of the applicable Interest Period
(2)	Hypothetical Interest Rate (per annum) for the quarterly Interest Period = the greater of (6 * CMS Spread), subject to a maximum interest rate of 15%, and 0%.
(3)	Hypothetical Quarterly Interest Payment on the Note = (Hypothetical Interest Rate (per annum) * 1000) / 4.

The examples are for purposes of illustration only. The actual Interest Payment for each Interest Period will depend on the actual values of the CMS Spread, the actual Interest Rate and other relevant parameters for determining whether holders will receive an Interest Payment based on the CMS Spread.

Determination of the CMS Spread

If a rate for CMS30 or CMS2 is not published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) on any New York Business Day on which the rate for CMS30 and CMS2 is required, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of 30 years or 2 years, as the case may be, as of 11:00 am (London time) on such New York Business Day. If at least two such quotations are so provided, CMS30 or CMS2, as the case may be, will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in

The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of 30 years or 2 years, as the case may be, as of approximately 11:00 am (New York City time) on such London Business Day. If at least two such rates are so provided, CMS30 or CMS2, as the case may be, will be the arithmetic mean of such rates. If fewer than two such rates are so provided or if the New York Business Day is not also a London Business Day, then CMS30 or CMS2, as the case may be, will be the rate for CMS30 or CMS2, as the case may be, in effect at 11:00 am (New York City time) on the immediately preceding Business Day.

New York Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

A “London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning approximately two years after the date of issuance of the Notes, upon not less than ten calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of       % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly known as The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON THE CMS SPREAD

The following table sets forth, for each of the periods indicated, the high and the low values of the CMS Spread as reported on Bloomberg. The historical CMS Spread should not be taken as an indication of the future CMS Spread or the future performance of either rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the CMS Spread during any period set forth below is not an indication that the CMS Spread is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2004
Quarter
First	3.333%	3.131%
Second	3.199%	2.499%
Third	2.656%	2.207%
Fourth	2.370%	1.757%
2005
Quarter
First	1.756%	1.067%
Second	1.155%	0.684%
Third	0.695%	0.389%
Fourth	0.518%	0.222%
2006
Quarter
First	0.321%	-0.036%
Second	0.426%	0.141%
Third	0.245%	0.130%
Fourth	0.267%	0.097%
2007
Quarter
First	0.421%	0.115%
Second	0.570%	0.253%
Third	0.868%	0.452%
Fourth	1.236%	0.642%
2008
Quarter
First	2.458%	1.207%
Second	2.166%	1.294%
Third	1.684%	1.228%
Fourth	1.908%	0.612%
2009
Quarter
First	1.906%	1.288%
Second	2.997%	1.786%
Third (through August 3)	2.935%	2.661%

The CMS Spread at 11:00 a.m. (New York time) on August 3, 2009, was 2.733%.

The following graph shows the daily values of the CMS Spread in the period from January 2, 2004 through August 3, 2009 using historical data obtained from Bloomberg. Past movements of the CMS Spread are not indicative of future values of the CMS Spread.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments (the “Contingent Debt Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest.    A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of         %, compounded quarterly (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a fixed quarterly amount of $         paid on each Interest Payment Date from November     , 2009 through August     , 2011, a projected quarterly amount of $         paid on each Interest Payment Date from November     , 2011 through May     , 2024 and of $         paid on                     , 2024, and a final payment of $1,000 at maturity.

The comparable yield and the projected payments are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payments to be made in respect of a Note. The comparable yield and the projected payments do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payments.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year regardless of whether holders receive more, less or no payments on the Notes in tax years prior to maturity. The Tax OID amounts for 2009, 2010, and 2011 take into account the payment of the fixed quarterly coupons paid from May     , 2009 through August     , 2011. Accordingly, U.S. Holders should report only the Tax OID for 2009, 2010 and 2011 (subject to any adjustment for the contingent payments paid in that year) and should not also include any separate amount in income as a result of the fixed quarterly coupons. Accordingly, U.S. Holders generally will be required to recognize taxable income in an amount that is less than cash received during the first two years of the term of the Notes and to recognize taxable income in an amount that is more than cash received later in the term of the Notes.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for $1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: $             in 2009; $             in 2010; $             in 2011; $             in 2012; $             in 2013; $             in 2014; $             in 2015; $             in 2016; $             in 2017; $             in 2018; $             in 2019; $             in 2020; $             in 2021; $             in 2022; $             in 2023; and $             in 2024 (adjusted as described below).

Adjustments to Interest Accruals on the Notes.    If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes.    When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note net of any accrued but unpaid interest, which will be treated as such, and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.    All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i)	such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii)	the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii)	such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.    In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax.    A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

Recent Legislative Developments

The Obama Administration has recently proposed legislation that would limit the ability of non-U.S. investors to claim the exemption from U.S. withholding tax in respect of “portfolio interest” on the Notes, if such investors hold the Notes through a non-U.S. intermediary that is not a “qualified intermediary.” The Administration’s proposals also would limit the ability of certain non-U.S. entities to claim relief from U.S. withholding tax in respect of interest paid to such non-U.S. entities unless those entities have provided documentation of their beneficial owners to the withholding agent. A third proposal would impose a 20% withholding tax on the gross proceeds of the sale of Notes effected through a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information provision. A non-U.S. investor generally would be permitted to claim a refund to the extent any tax withheld exceeded the investor’s actual tax liability. The full details of these proposals have not yet been made public, although the Administration’s summary of these proposals generally indicates that they are not intended to disrupt ordinary and customary market transactions. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the Notes.]

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $             principal amount of Notes (             Notes) for $975 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $25.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $25.00 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $25.00 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Callable Leveraged CMS Spread Principal Protected Notes

Due 2024

($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                        , 2009

(Including Prospectus Supplement dated

February 18, 2009 and Prospectus dated

February 18, 2009)